Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

The following are communications made available by Energy Vault, Inc. on LinkedIn, Twitter and Facebook, respectively:

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Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “designed,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expected timing of the completion of the proposed business combination and the benefits of the proposed business combination.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Energy Vault’s management and the management of Novus Capital Corporation II (“Novus”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreements with respect to the proposed business combination; the outcome of any legal proceeding that may be instituted against Novus, Energy Vault or the combined company following the announcement of the proposed business combination; the inability of the parties to successfully or timely consummate the business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the stockholders of Novus is not obtained; failure to realize the anticipated benefits of the business combination; the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; changes in applicable laws or regulations; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Registration Statement on Form S-4 relating to the business combination under the caption “Risk Factors”, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the definitive proxy statement/prospectus, in each case, under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Novus nor the Company presently know or that Novus and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Novus’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Novus and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Novus and the Company may elect to update these forward-looking statements at some point in the future, Novus and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Novus’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. The Registration Statement has been declared effective by the SEC and the definitive proxy statement/prospectus has been mailed out to Novus’s stockholders. Investors and security holders of Novus are urged to read the definitive proxy statement/prospectus, as well as any amendments and supplements thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety because they contain important information about Energy Vault, Novus and the business combination. Investors and security holders are also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies as and when such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Novus is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in the definitive proxy statement/prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive proxy statement and other relevant materials filed or to be filed with the SEC when they become available. Novus stockholders and other interested persons should read the definitive proxy statement carefully before making any voting decisions. As they become available, these documents can be obtained free of charge from the sources indicated above.